

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

<u>Via E-mail</u>
Jun Zou
Chief Financial Officer
E-Commerce China Dangdang, Inc.
21/F, Jing An Center
No.8 North Third Ring Road East
Chaoyang District, Beijing 100028
People's Republic of China

      Re: **E-Commerce China Dangdang, Inc.**
             Form 20-F for the Fiscal Year Ended December 31, 2012
             Filed April 10, 2013
             File No. 1-34982

Dear Mr. Zou:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Andrew D. Mew

                          Andrew D. Mew
                          Accounting Branch Chief